                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

                                 RULE 13d-2(a)

                      Beringer Wine Estates Holdings, Inc.
                      ------------------------------------
                                (Name of Issuer)

                 Class B Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   084102102
                                 --------------
                                 (CUSIP Number)

                               Douglas W. Roberts
                 Vice President, General Counsel and Secretary
                         Beringer Wine Estates Holdings
                                610 Airpark Road
                                 Napa, CA 94558
                                 (707) 259-4500
  ---------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                With a copy to:

                             Gregg F. Vignos, Esq.
                         Pillsbury Madison & Sutro LLP
                               50 Fremont Street
                            San Francisco, CA  94105
                              Tel:  (415) 983-1000

                                 August 28, 2000
               --------------------------------------------------
               (Date of Event which Requires Filing of Statement)

     If the filing person has previously fined a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Filing Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                   Crull Family Trust
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 149,540
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            149,540
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                    149,540
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                                    0.7%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                        Richard Adams
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 2,685
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            2,685
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                      2,685
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                          Less than 0.1%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                 Randy Christofferson
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 6,203
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            6,203
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                      6,203
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                          Less than 0.1%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                        Timm F. Crull
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 8,498
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            8,498
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                      8,498
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                          Less than 0.1%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                    William A. Franke
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 3,083
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            3,083
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                      3,083
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                          Less than 0.1%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                     E. Michael Moone
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 8,795
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            8,795
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                      8,795
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                          Less than 0.1%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                   Moone Family Trust
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 289,410
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            289,410
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                    289,410
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                                    1.4%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                   Private Reserve LP
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 202,063
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            202,068
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                    202,068
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                                    1.0%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:              Moone Family Foundation
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 8,245
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            8,245
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                      8,245
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                          Less than 0.1%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                Moone Enterprises LLC
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 17,359
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            17,359
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                     17,359
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                          Less than 0.1%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                         Jesse Rogers
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 2,761
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            2,761
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                      2,761
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                          Less than 0.1%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                  Rogers Family Trust
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 22,287
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            22,287
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                     22,287
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                          Less than 0.1%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                       George A. Vare
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 141,673
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            141,673
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                    141,673
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                                    0.7%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:              Vare Family Partnership
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 66,106
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            66,106
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                     66,106
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                                    0.3%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                    Richard G. Carter
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 86,339
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            86,339
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                     86,339
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                                    0.4%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                      Lloyd P. Chasey
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 37,000
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            37,000
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                     37,000
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                                    0.2%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                     Martin L. Foster
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 72,566
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            72,566
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                     72,566
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                                    0.3%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                    Allan Tor Kenward
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 72,133
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            72,133
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                     72,133
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                                    0.3%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                      Walter T. Klenz
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 319,164
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            319,164
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                    319,164
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                                    1.5%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                      Benjie Lawrence
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 32,000
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            32,000
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                     32,000
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                                    0.2%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                Peterson Family Trust
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 29,728
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            29,728
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                     29,728
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                                    0.1%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                   Douglas W. Roberts
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 71,503
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            71,503
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                     71,503
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                                    0.4%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                       Edward Sbragia
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 114,230
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            114,230
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                    114,230
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                                    0.6%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                          Peter Scott
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 139,928
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            139,928
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                    139,928
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                                    0.7%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                 Robert E. Steinhauer
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 92,173
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            92,173
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                     92,173
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                                    0.4%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:
                        The Robert E. Steinhauer and Verna Steinhauer 1992 Trust
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 39,826
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            39,826
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                     39,826
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                                    0.2%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                  Janelle E. Thompson
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 63,210
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            63,210
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                     63,210
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                                    0.3%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                    Douglas A. Walker
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 54,994
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            54,994
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                     54,994
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                                    0.3%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 084102102
--------------------------------------------------------------------------------
                1  NAMES OF FILING PERSONS:                     James W. Watkins
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
                2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                    (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
                3  SEC USE ONLY
--------------------------------------------------------------------------------
                4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                        N/A
--------------------------------------------------------------------------------
                5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
                6  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER                   None
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                 135,000
   OWNED BY   ------------------------------------------------------------------
 EACH FILING           9      SOLE DISPOSITIVE POWER              None
    PERSON    ------------------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER            135,000
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH FILING PERSON                                    135,000
--------------------------------------------------------------------------------
               12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [_]
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED
                   BY AMOUNT IN ROW (11)                                    0.7%
--------------------------------------------------------------------------------
               14  TYPE OF FILING PERSON (SEE INSTRUCTIONS)                   IN
--------------------------------------------------------------------------------

INTRODUCTION

     Reference is made to (1) the Agreement and Plan of Merger, dated as of August 28, 2000 (the "Merger Agreement"), by and among Foster's Brewing Group Limited (ABN:49 007 620 886), a corporation organized under the laws of South Australia, Commonwealth of Australia ("Fosters"), Bordeaux Acquisition Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Foster's ("Purchaser"), and Beringer, and (2) the Tender, Voting and Option Agreement, dated as of August 28, 2000 (the "Tender Agreement"), by and among Foster's, Purchaser and the stockholders of Beringer (the "Selling Stockholders") signatory thereto.

     Pursuant to the terms of the Merger Agreement, on September 1, 2000, Foster's and Purchaser filed a Schedule TO (the "Schedule TO") with the Securities and Exchange Commission (the "SEC"), commencing a tender offer (the "Offer") to purchase for $55.75 per share, net to the seller in cash (1) all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Class A Shares"), of Beringer and (2) all outstanding shares of Class B Common Stock, par value $0.01 per share (the "Class B Shares," and together with the Class A Shares, the "Shares"). The obligations of Foster's and Purchaser to purchase Shares pursuant to the Offer is subject to certain conditions described in the Schedule TO, including there being validly tendered and not withdrawn prior to the expiration date of the Offer a number of Shares that, together with any Shares that Purchaser has the right to acquire pursuant to the Tender Agreement (excluding Shares subject to the Tender Agreement that have been validly tendered and not withdrawn prior to the expiration date of the Offer) and any Shares then owned by Foster's or any of its subsidiaries, constitutes at least a majority of the total voting power of the outstanding securities of Beringer entitled to vote in the election of directors or in a merger, calculated on a fully-diluted basis on the date of purchase (the "Minimum Condition"). The Merger Agreement provides that, subject to certain conditions, following the purchase of Shares by Foster's and Purchaser pursuant to the Offer, Purchaser and Beringer will be merged (the "Merger"), and each Share not purchased pursuant to the Offer will be converted in the Merger into the right to receive $55.75 in cash or any higher price per Share paid in the Offer. The Merger Agreement has been filed by Foster's and Purchaser with the SEC as Exhibit (d)(1) to the Schedule TO. The Tender Agreement has been filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

     The Class B Shares are registered under Section 12 of the Act. The Class A Shares are not registered under Section 12 of the Act.

     Pursuant to the terms of Beringer's Restated Certificate of Incorporation, as amended (the "Beringer Certificate"), holders of Class A Shares have the right to convert their Class A Shares into the same number of Class B Shares at any time upon notice to the Company of their intent to so convert their Class A Shares into Class B Shares. In addition, pursuant to the Beringer Certificate, Class A Shares automatically are converted into Class B Shares upon certain transfers of Class A Shares. Beneficial ownership of Class B Shares of any person reported herein includes all Class A Shares beneficially owned by such person.

Item 1.  Security and Issuer.

     The name of the issuer is Beringer Wine Estate Holdings, Inc. a Delaware corporation ("Beringer"). Beringer's principal executive offices are located at 610 Airpark Road, Napa, CA 94558. The title of the securities to which this Statement relates is the Class B Common Stock, par value $0.01 per share, of Beringer Wine Estates Holdings, Inc.

Item 2.  Identity and Background.

     (a)-(c), (f) This Schedule 13D is being filed by Crull Family Trust, Richard Adams, Randy Christofferson, Timm F. Crull, William A. Franke, E. Michael Moone, Moone Family Trust, Private Reserve LP, Moone Family Foundation, Moone Enterprises LLC, Jesse Rogers, Rogers Family Trust, George A. Vare, Vare Family Partnership, Richard G. Carter, Lloyd P. Chasey, Martin L. Foster, Allan Tor Kenward, Walter T. Klenz, Benjie Lawrence, Peterson Family Trust, Douglas W. Roberts, Edward Sbragia,

Peter Scott, Robert E. Steinhauer, The Robert E. Steinhauer and Verna Steinhauer 1992 Trust, Janelle E. Thompson, Douglas A. Walker and James W. Watkins (each a "Filing Person" collectively, the "Filing Persons").

     The Moone Family Trust is a trust formed for estate planning purposes. The principal business address of The Moone Family Trust, which also serves as its principal office, is 141 Canyon Court, Napa, CA 94558.

     Private Reserve LP is a limited partnership formed under the laws of California for investment purposes. The principal business address of Private Reserve LP, which also serves as its principal office, is 1776 Second Street, Napa, CA 94559. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to E. Michael Moone, the general partner(s) of Private Reserve LP is set forth on Appendix B.

     Moone Family Foundation is a private foundation formed for charitable purposes. The principal business of Moone Family Foundation, which also serves as its principal office, is 1776 Second Street, Napa, CA 94558.

     Moone Enterprises LLC is a limited liability company formed under the laws of California for estate planning purposes. The principal business address of Moone Enterprises LLC, which serves as its principal office, is 1776 Second Street, Napa, CA 94559. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to E. Michael Moone, the general partner of Moone Enterprises LLC is set forth on Appendix B.

     Crull Family Trust is a trust formed for estate planning purposes. The principal business address of Crull Family Trust, which also serves as its principal office, is 1024 E. Balboa Blvd., Newport Beach, CA 92661.

     The Rogers Family Trust is a trust formed for estate planning purposes. The principal business address of The Rogers Family Trust, which also serves as its principal office, is c/o Jesse Rogers, Golden Gate Capital, One Embarcadero Center, Suite 3300, San Francisco, CA 94111.

     The Vare Family Partnership is a partnership formed under the laws of California for estate planning purposes. The principal business address of Vare Family Partnership, which also serves as its principal office, is 4204 Dry Creek Road, Napa, CA 94558. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to Elsa Vare and George Vare, the general partners of Vare Family Partnership is set forth on Appendix B.

     The Peterson Family Trust is a trust formed for estate planning purposes. The principal business address of The Peterson Family Trust, which also serves as its principal office, is 5785 St. Helena Road, Santa Rosa, CA 95405.

     The Robert E. Steinhauer and Verna Steinhauer 1992 Trust is a trust for estate planning purposes. The principal business address of The Robert E. Steinhauer and Verna Steinhauer 1992 Trust, which also serves as its principal office, is 1977 Vineyard Avenue, St. Helena, CA 94574.

     As of the date hereof, the names and business addresses and the present principal business or present principal employment or occupation of the Filing Persons, not set forth above, are set forth in Appendix A attached hereto and incorporated herein by reference. As of the date hereof, the present principal employment or occupation of each of the general partner(s) of each of the Filing Persons which are entities, are set forth in Appendix B attached hereto and incorporated herein by reference. All individual Filing Persons, and each of the general partner(s) of each of the Filing Persons which are entities, are citizens of the United States.

     (d)-(e) During the last five years, neither the Filing Persons nor, to the best of their knowledge, any of the persons listed in Appendix A or Appendix B attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable - see Items 5 and 6.

Item 4.  Purpose of Transaction.

     As described above, the Merger Agreement provides for the acquisition of all the outstanding equity securities of Beringer by Foster's and Purchaser pursuant to the Offer and Merger, subject to certain conditions including the Minimum Condition. As a condition to their execution of the Merger Agreement, Foster's and Purchaser required that the Selling Stockholders execute the Tender Agreement. The purpose of the execution of the Tender Agreement by the Filing Persons was to induce Foster's and Purchaser to execute the Merger Agreement.

     Pursuant to the terms of the Tender Agreement, each Selling Stockholder has agreed to validly tender (and not withdraw), in accordance with the Offer, not later than the tenth business day after commencement of the Offer, all of the Shares beneficially owned as of August 28, 2000 or acquired after August 28, 2000 by the Selling Stockholders ("Subject Shares") (other than Shares for which unexercised outstanding stock options (the "Options") granted under Beringer's equity incentive plans are exercisable unless such Options have been exercised). In the event that, notwithstanding the foregoing provision, any Subject Shares are for any reason withdrawn from or not purchased under the Offer, those Subject Shares will remain subject to the terms of the Tender Agreement.
Nothing in the Tender Agreement obligates any Selling Stockholder to exercise any Options to purchase Shares.

     Each Selling Stockholder also has agreed in the Tender Agreement that at any meeting of the stockholders of Beringer called to consider and vote upon the adoption of the Merger Agreement, and in connection with any action to be taken in respect of the adoption of the Merger Agreement by written consent of Beringer's stockholders, such Selling Stockholder will vote or cause to be voted (including by written consent, if applicable) all of the Selling Stockholder's Subject Shares which it has the right to vote in favor of the adoption of the Merger Agreement and in favor of any other matter necessary or appropriate for the consummation of the transactions contemplated by the Merger Agreement that is considered and voted upon at any meeting or made the subject of any written consent, as applicable. Each Selling Stockholder has further agreed that at any meeting of the stockholders called to consider and vote upon any Adverse Proposal (as defined below), and in connection with any action to be taken in respect of any Adverse Proposal by written consent of stockholders, each Selling Stockholder will vote or cause to be voted (including by written consent, if applicable) all of the Selling Stockholder's Subject Shares which it has the right to vote against the adoption of such Adverse Proposal. For purposes of the Tender Agreement, the term "Adverse Proposal" includes, among other things:

             . other than the transactions contemplated by the Merger Agreement, any (i) merger, consolidation or other business combination, recapitalization, liquidation, share exchange, sale of shares of capital stock, tender offer or exchange offer or similar transaction involving Beringer or any of its subsidiaries; (ii) acquisition in any manner, directly or indirectly, of a 30% or greater interest in the outstanding voting securities of, or a material equity interest in a substantial portion of the assets of, Beringer or any of its subsidiaries, including any single or multi-step transaction or series of related transactions which is structured to permit a third party to acquire beneficial ownership of 30% or greater equity interest in Beringer; (iii) acquisition in any manner, directly or indirectly, of any material portion of the business or assets (other than immaterial or insubstantial assets or inventory in the ordinary course of business or assets held for sale) of Beringer; or (iv) other transaction that is intended or would be reasonably likely to frustrate the completion of the transactions contemplated by the Merger Agreement (an "Acquisition Transaction"); or

             . any proposal or action that would reasonably be expected to result in a breach of any covenant, representation or warranty of Beringer set forth in the Merger Agreement.

     Each Selling Stockholder appointed Foster's and any designee of Foster's as such Selling Stockholder's proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent with respect to all of the Selling Stockholder's Subject Shares which it has the right to vote:

             . in accordance with the agreement to vote Subject Shares as described above; and

             . to sign its name (as stockholder) to any consent, certificate or other document relating to Beringer required or permitted under the Delaware General Corporation Law in connection with any matter referred to in such agreement to vote Subject Shares.

     Under the Tender Agreement, each Selling Stockholder granted to Foster's an irrevocable option (each, a "Subject Option" and, collectively, the "Subject Options") to purchase the Selling Stockholder's Subject Shares on the terms and subject to the conditions set forth in the Tender Agreement at a purchase price per share equal to $55.75 per Share (or any greater amount paid for Shares pursuant to the Offer) (the "Per Share Amount").

The Subject Options become exercisable if the Offer is consummated but (whether due to improper tender or withdrawal of tender) Purchaser has not accepted for payment and paid for all of the Subject Shares. The Subject Options are exercisable in whole but not in part.

     Under the Tender Agreement, TPG Partners, L.P., TPG Parallel I, L.P., Wine Partners, L.P. and TPG GenPar, L.P. agreed that if the Merger Agreement is terminated under certain circumstances in which Foster's is entitled to receive a termination fee from Beringer and not later than one year from the date the Merger Agreement is terminated (i) Beringer consummates a merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any sale of all or substantially all of the assets or equity securities of, Beringer and its subsidiaries (a "Business Combination"), (ii) Beringer enters into a letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to an Acquisition Transaction providing for a Business Combination, which Business Combination is ultimately consummated, irrespective of when such consummation occurs, (iii) a Filing Person disposes of any or all of its Subject Shares to any person not an affiliate or an associate of Foster's or Purchaser or to Beringer or any affiliate thereof in connection with a Business Combination, or (iv) a Filing Person realizes proceeds in respect of its Subject Shares as a result of a distribution to the Filing Person by Beringer following the sale of substantially all of Beringer's assets in connection with a Business Combination, in each case at a per share price or with equivalent per share proceeds having a value in excess of the Per Share Amount (the "Subsequent Price"), then the Filing Person will promptly pay to Foster's an amount equal to one-half of the product of:

             . the excess of the Subsequent Price over the Per Share Amount, multiplied by

             . the number of Subject Shares beneficially owned (other than beneficially owned solely by reason of having a right to vote) by the Filing Person at the time the Business Combination is consummated or at the time of disposal by the Filing Person.

     The Tender Agreement provides that, if Shares are purchased in the Offer in accordance with the terms of the Merger Agreement, Foster's and Purchaser will jointly and severally indemnify fully, hold harmless and defend the Filing Persons and their respective successors and assigns solely in such party's capacity as a stockholder of Beringer (collectively, the "Indemnitees") from and against any and all costs and expenses (including, but not limited to, reasonable attorneys' fees and the costs and expenses of investigating, defending and litigating any claims), judgments, fines, losses, claims, damages and liabilities to the extent sustained or incurred by any Indemnitee in connection with any action, suit or proceeding by or on behalf of any stockholder, other than an Indemnitee (a "Claim") arising out of, relating to or based upon the Tender Agreement or the Merger Agreement or the transactions contemplated thereby so long as the Indemnitee acted in good faith in connection with the matters that are the subject of such Claim. Notwithstanding anything contained in the Indemnification provision of the Tender Agreement, no claim for indemnity under this provision may be asserted by any Indemnitee arising or resulting from:

             . any breach by Beringer of any representation, warranty or covenant of Beringer in the Merger Agreement; or

             . any breach by any party to the Tender Agreement (other than by Foster's or Purchaser) of any representation, warranty or covenant in the Tender Agreement.

     Each of the parties to the Tender Agreement has made customary representations and warranties. In addition, each Selling Stockholder has agreed that such Selling Stockholder will not directly or indirectly:

             . except in accordance with the terms of the Tender Agreement and for the conversion of Subject Shares at the effective time of the Merger (the "Effective Time") in accordance with the terms of the Merger Agreement and certain other limited circumstances, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Selling Stockholder's Subject Shares;

             . acquire any Shares or other securities of Beringer (other than in the event of any adjustment of Beringer's Shares or the grant of Shares to members of the Beringer Board as director compensation in accordance with past practice);

             . except in accordance with the terms of the Tender Agreement, grant any proxies or powers of attorney, deposit any Subject Shares into a voting trust or enter into a voting agreement with respect to any Subject Shares; or

             . take any action that would reasonably be expected to make any of the Selling Stockholder's representations and warranties contained in the Tender Agreement untrue or incorrect or have the effect of impairing the ability of the Selling Stockholder to perform its obligations under the Tender Agreement or preventing or delaying the consummation of any of the transactions contemplated by the Tender Agreement.

     The Tender Agreement provides that no Selling Stockholder will take, or authorize or permit any of its officers, directors, employees, agents or representatives (including any investment banker, financial advisor, attorney or accountant of the Selling Stockholder) to take, any action, directly or indirectly, to (i) solicit, initiate, encourage submission of proposals or offers from any person relating to, or that could reasonably be expected to lead to, an Acquisition Transaction, (ii) participate in any negotiations or discussions regarding an Acquisition Transaction, (iii) furnish to any person any information with respect to an Acquisition Transaction, (iv) facilitate any effort or attempt by any other person to do or seek an Acquisition Transaction, or (v) enter into any Acquisition Agreement or any agreement in principle, acquisition agreement or other similar agreement requiring it to abandon, terminate or fail to consummate the Offer, the Merger or any other transaction contemplated by the Merger Agreement or to consummate an Acquisition Transaction. Each Selling Stockholder has agreed to immediately advise Foster's in writing of the receipt of a request for information or any inquiries or proposals relating to an Acquisition Transaction. Notwithstanding anything in the Tender Agreement to the contrary:

             . if any Selling Stockholder is a director of Beringer, that Selling Stockholder may take actions in its capacity as a director to the extent permitted by the "no shop" provision in the Merger Agreement; and

             . if any Selling Stockholder is an officer of Beringer, he or she may take actions in his or her capacity as an officer to the extent directed to do so by the Beringer Board in compliance with the "no shop" provision in the Merger Agreement.

     The Tender Agreement will terminate on the earliest to occur of:

             .  the purchase of all the Subject Shares in the Offer;

             .  the Effective Time; or

             . the date the Merger Agreement is terminated in accordance with its terms.

     The Tender Agreement may be earlier terminated by the mutual consent of Foster's and the Selling Stockholders representing a majority of the Subject Shares subject to the Tender Agreement.

     In the event of termination of the Tender Agreement, the agreement will become null and void and of no effect with no liability on the part of any party and all proxies granted thereby will be automatically revoked, except that termination will not relieve any party from any liability for any breach of that agreement occurring prior to such termination. Notwithstanding anything in the Tender Agreement to the contrary, if the Tender Agreement is terminated for any reason, the sharing of profits provision described above will survive such termination indefinitely and if the Tender Agreement is terminated after Shares are purchased in the Offer or the Effective Time, the Indemnification provision described above will survive such termination for a period of six years.

     The Tender Agreement provides that nothing therein shall limit or affect any actions taken by any Selling Stockholder in his or her capacity as an officer or director of Beringer and that none of such actions in any such capacity shall be deemed to constitute a breach of the Tender Agreement.

     The Tender Agreement is attached as Exhibit 1 to this Schedule 13D and the terms thereof are incorporated herein by reference.

     The Selling Stockholders signatory to the Tender Agreement beneficially own, in the aggregate, 11,863,856 Class B Shares (including 1,312,530 Class A Shares), which constitutes 56.8% of the outstanding Class B Shares. As a result, if the Selling Stockholders comply with the terms of the Tender Agreement, the Minimum Condition will be satisfied. In calculating the percentage of the outstanding Class B Shares beneficially owned by the Selling Stockholders, it was assumed for purposes of this Schedule 13D that all Class A Shares beneficially owned by the Selling Stockholders had been converted into Class B Shares.

     The information set forth or incorporated by reference in Items 5 and 6 is hereby incorporated by reference.

Item 5.  Interest in the Securities of the Issuer.

     (a)-(d) The aggregate number of Class B Shares owned by each Filing Person pursuant to Rule 13d-3 of the Act and the percentage of the outstanding Class B Shares is set forth on Appendix III attached hereto and is incorporated by reference. In calculating the percentages of the outstanding Class B Shares beneficially owned by the Filing Persons, it was assumed for purposes of this
Schedule 13D that all Class A Shares beneficially owned by the Filing Persons had been converted into Class B Shares. Subsequent to the execution of the Tender Agreement and prior to the date hereto each of the Selling Stockholders holding options to purchase Class B Shares has exercised all of such options.

     Foster's, Purchaser, the Filing Persons and the other Selling Stockholders may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) of the Act by virtue of the Tender Agreement. As a result, each member of such "group" may be deemed to beneficially own an aggregate of 11,863,856 Class B Shares (including 1,312,530 Class A Shares) which are subject to the Voting Agreement. However, each of the Filing Persons does not believe such a "group" exists and disclaims beneficial ownership of any Shares that would result from the existence of such a group because (a) each of the Selling Stockholders is severally and not jointly obligated to comply with the Tender Agreement and
(b) each Selling Stockholder has entered into the Tender Agreement in order to dispose of their Shares and Foster's and Purchaser have entered into the Tender Agreement in order to acquire such Shares.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated by reference.

Item 7.  Material to be Filed as Exhibits.

1. Tender, Voting and Option Agreement, dated August 28, 2000, by and among Fosters, Purchaser and the stockholders signatory thereto.*

2.  Power-of-Attorney, dated September 19, 2000, executed by the Filing Persons.

3. Joint Filing Agreement, dated September 26, 2000, executed by the Filing Persons.

----------
* Incorporated by reference to the Schedule 14D-9 filed September 1, 2000 by Beringer.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  September 29, 2000.

                                          /s/ Douglas W. Roberts
                                          -------------------------
                                              Douglas W. Roberts

                                   APPENDIX A
                                   ----------

                                 Filing Persons

     The following table sets forth the name, business address and present principal occupation or employment of each of the Filing Persons.

                                                                                             Name, Principal Business and Address of
                                                                                                Corporation or Other Organization
              Name                                 Principal Occupation                          in Which Employment is Conducted
--------------------------------  -------------------------------------------------------  -----------------------------------------
Richard Adams                                            Attorney                          Worsham, Forsythe & Wooldridge LLP
                                                                                           1601 Bryan St., 30th Floor
                                                                                           Dallas, TX  75201

Randy Christofferson                              Chief Executive Officer                  Walker Digital
                                                                                           Five High Ridge Park
                                                                                           Stamford, CT 06905

Timm F. Crull                                            President                         Quarry Vineyard
                                                                                           1466 Silverado Trail
                                                                                           Napa, CA  94574

William Franke                                           President                         Franke & Company
                                                                                           2525 East Camelback Road, Suite 800
                                                                                           Phoenix, AZ 85016

E. Michael Moone                                     Managing Partner                      Silverado Equity Partners
                                                                                           1776 2nd Street
                                                                                           Napa, CA  94559

Jesse Rogers                                         Managing Director                     Golden Gate Capital
                                                                                           One Embarcadero Center, Suite 3300
                                                                                           San Francisco, CA 94111

George A. Vare                                           President                         Luna Vineyards
                                                                                           2921 Silverado Trail
                                                                                           Napa, CA  94558

Richard G. Carter                                  Vice President, Sales                   Beringer Wine Estates
                                                                                           610 Airpark Road
                                                                                           P.O. Box 4500
                                                                                           Napa, CA 94558

Lloyd P. Chasey                           Vice President, Finance and Controller           Beringer Wine Estates
                                                                                           610 Airpark Road
                                                                                           P.O. Box 4500
                                                                                           Napa, CA 94558

Martin L. Foster                            Vice President, Investor Relations             Beringer Wine Estates
                                                                                           610 Airpark Road
                                                                                           P.O. Box 4500
                                                                                           Napa, CA 94558

Allan Tor Kenward                          Vice President, Winery Communications           Beringer Wine Estates
                                                                                           1000 Pratt Avenue
                                                                                           St. Helena, CA 94574

Walter T. Klenz                                  President, CEO & Director                 Beringer Wine Estates
                                                                                           610 Airpark Road
                                                                                           P.O. Box 4500
                                                                                           Napa, CA 94558

                                                                                             Name, Principal Business and Address of
                                                                                                Corporation or Other Organization
              Name                                 Principal Occupation                          in Which Employment is Conducted
--------------------------------  -------------------------------------------------------  -----------------------------------------
Benjie Lawrence                               Vice President, Human Resources              Beringer Wine Estates
                                                                                           610 Airpark Road
                                                                                           P.O. Box 4500
                                                                                           Napa, CA 94558

Douglas W. Roberts                     Vice President, General Counsel and Secretary       Beringer Wine Estates
                                                                                           610 Airpark Road
                                                                                           P.O. Box 4500
                                                                                           Napa, CA 94558

Edward Sbragia                               Senior Vice President, Winemaster             Beringer Wine Estates
                                                                                           1000 Pratt Avenue
                                                                                           St. Helena, CA 94574

Peter Scott                              Executive Vice President, Chief Financial         Beringer Wine Estates
                                                and Administrative Officer                 610 Airpark Road
                                                                                           P.O. Box 4500
                                                                                           Napa, CA 94558

Robert E. Steinhauer                    Senior Vice President, Vineyard Operations         Beringer Wine Estates
                                                                                           1000 Pratt Avenue
                                                                                           St. Helena, CA 94574

Janelle E. Thompson                      Vice President, Marketing and Hospitality         Beringer Wine Estates
                                                                                           1000 Pratt Avenue
                                                                                           St. Helena, CA 94574

Douglas A. Walker                           Vice President, Corporate Planning             Beringer Wine Estates
                                                                                           610 Airpark Road
                                                                                           P.O. Box 4500
                                                                                           Napa, CA 94558

James W. Watkins                     Executive Vice President, Chief Operating Officer     Beringer Wine Estates
                                                                                           610 Airpark Road
                                                                                           P.O. Box 4500
                                                                                           Napa, CA 94558

                                   APPENDIX B
                                   ----------

                          General Partners of Entities

     The following table sets forth the name, business address and principal occupation or employment of each of the general partners of Filing Persons that are entities.

                                                                        Name, Principal Business and Address of
                                                                      Corporation or Other Organization in Which
          Entity                Name           Principal Occupation             Employment is Conducted
---------------------------  ----------------  --------------------   ------------------------------------------
Private Reserve LP           E. Michael Moone      Chairman                         Luna Vineyards
                                                                                 2921 Silverado Trail
                                                                                    Napa, CA 94558

Vare Family Partnership      George Vare           President                        Luna Vineyards
                                                                                 2921 Silverado Trail
                                                                                    Napa, CA  94558

                             Elsa Vare             Housewife                      1776 Second Street
                                                                                    Napa, CA 94558

Moone Enterprises LLC        E. Michael Moone      Chairman                         Luna Vineyards
                                                                                 2921 Silverado Trail
                                                                                    Napa, CA  94558

                                   APPENDIX C
                                   ----------

                              Beneficial Ownership


                                                Total Shares    Percentage of Outstanding Class B
                    Name                          Owned(1)                  Shares
---------------------------------------------  --------------   ---------------------------------
Crull Family Trust                                  149,540                  0.7%
Richard Adams                                         2,685              Less than 0.1%
Randy Christofferson                                  6,203              Less than 0.1%
Timm F. Crull                                         8,498              Less than 0.1%
William Franke                                        3,083              Less than 0.1%
E. Michael Moone                                      8,795              Less than 0.1%
Moone Family Trust                                  289,410                  1.4%
Private Reserve LP                                  202,068                  1.0%
Moone Family Foundation                               8,245              Less than 0.1%
Moone Enterprises LLC                                17,359              Less than 0.1%
Jesse Rogers                                          2,761              Less than 0.1%
Rogers Family Trust                                  22,287                  0.1%
George A. Vare                                      141,673                  0.7%
Vare Family Partnership                              66,106                  0.3%
Richard G. Carter                                    86,339                  0.4%
Lloyd P. Chasey                                      37,000                  0.2%
Martin L. Foster                                     72,566                  0.3%
Allan Tor Kenward                                    72,133                  0.3%
Walter T. Klenz                                     319,164                  1.5%
Benjie Lawrence                                      32,000                  0.2%
Peterson Family Trust                                29,728                  0.1%
Douglas W. Roberts                                   72,503                  0.4%
Edward Sbragia                                      114,230                  0.6%
Peter Scott                                         139,928                  0.7%
Robert E. Steinhauer                                 92,173                  0.4%
The Robert E. Steinhauer and
  Verna Steinhauer 1992 Trust                        39,826                  0.2%
Janelle E. Thompson                                  63,210                  0.3%
Douglas A. Walker                                    54,994                  0.3%
James W. Watkins                                    135,000                  0.7%

------------
(1) It is assumed for purposes of this Schedule 13D that all Class A Shares beneficially owned by the Selling Stockholders has been converted into Class B Shares.

     EXHIBIT INDEX
     -------------

1. Tender, Voting and Option Agreement, dated August 28, 2000, by and among Fosters, Purchaser and the stockholders signatory thereto.*

2.   Power-of-Attorney, dated September 19, 2000, executed by the Filing
     Persons.

3. Joint Filing Agreement, dated September 26, 2000, executed by the Filing Persons.
------------
* Incorporated by reference to the Schedule 14D-9 filed September 1, 2000 by Beringer.